CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-189440 of the Variable Annuity-2 Series Account of Great-West Life & Annuity Insurance Company of New York on Form N-4 of our report dated April 8, 2014 on the financial statements and financial highlights of each of the investment divisions of the Variable Annuity-2 Series Account of Great-West Life & Annuity Insurance Company of New York appearing in the Statement of Additional Information, which is part of the Registration Statement.
We also consent to the references to us as experts under the heading “Independent Registered Public Accounting Firm and Independent Auditors” in such Registration Statement and Statement of Additional Information.
/s/ DELOITTE & TOUCHE LLP
Denver, Colorado
April 29, 2014